April 21, 2022

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rule 485(a) Filing for Calvert Management Series (the “Registrant”)
on behalf of Calvert Global Real Estate Fund (the “Fund”)
Post-Effective Amendment No. 116 (1933 Act File No. 002-69565)
Amendment No. 116 (1940 Act File No. 811-03101) (the “Filing”)

Dear Ms. White:

This letter responds to the comments you provided telephonically to Princess Kludjeson of Morgan Stanley Investment Management on March 21, 2022 with respect to the Filing.

Below we have summarized your comments to the best of our understanding and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Fund’s registration statement to be made pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Filing.

1.    Please provide the completed fees and expenses table and expense example prior to the effective date with the response letter.

Response: The Fund’s completed fees and expenses table and expense example are included in Exhibit A attached hereto.

2.    Since the Fund is new, please include a footnote to “other expenses” in the fees and expenses table stating that such expenses are based on estimated amounts for the current fiscal year. See instruction 6(a) to Item 3 of Form N-1A.

Response: The fees and expenses table has been updated to include the requested footnote to “other expenses.” See Exhibit A attached hereto.

3.    In the preamble to the expense example, given that there is no expense reimbursement, consider removing the language referencing an expense reimbursement arrangement.

Response: The Registrant notes that the Fund’s adviser has agreed to reimburse certain of the Fund’s expenses and, as such, the Fund’s fees and expenses table has been updated to include an expense reimbursement line item and accompanying footnote to describe the expense reimbursement arrangement. See Exhibit A attached hereto.

4.	Given that the Fund is new, please remove the 5- and 10-year columns in the expense example.

Response: The expense example table has been updated to remove the 5- and 10-year columns. See Exhibit A attached hereto.

Calvert Management Series

April 21, 2022

5.	Under “Principal Investment Strategies,” the disclosure notes that “a company is considered to be in the real estate industry if it (i) derives at least 50% of its revenues or profits from the ownership, operation, construction, management, financing or sale of residential, commercial or industrial real estate and land; (ii) derives at least 50% of its revenues or profits from products or services provided or related to residential, commercial or industrial real estate and land; or (iii) has at least 50% of the fair market value of its assets invested in residential, commercial or industrial real estate and land.” Please explain the Fund’s use of the words “provided” and “land” in the second prong of this test and provide an example of another fund that uses a similar test.

Response: The second prong of the “real estate industry” definition includes the words “provided” to capture products and services that may be provided or otherwise made available to residential, commercial or industrial real estate and land, such as real estate management, brokers and building products, and property technology. The word “land” is included to reflect that the companies the Fund invests in may have exposure to timberland or land that could be in the process of being developed into real estate as part of the company’s portfolio.

The Registrant notes that other funds in the market use similar tests. For example, Global Real Estate Portfolio and U.S. Real Estate Portfolio, each a series of Morgan Stanley Variable Insurance Fund Inc., and U.S. Focus Real Estate Portfolio, a series of Morgan Stanley Institutional Fund, Inc. each use the following similar test:

[A company] is considered to be in the real estate industry if it (i) derives at least 50% of its revenues or profits from the ownership, operation, construction, management, financing or sale of residential, commercial or industrial real estate and land or (ii) has at least 50% of the fair market value of its assets invested in residential, commercial or industrial real estate and land.

Finally, the Registrant notes that the GICS Real Estate Sector includes the following sub-industries under “Real Estate Management & Development,” which activities may be captured in the second prong of the Fund’s test for companies in the real estate industry: Real Estate Services (Real Estate Service providers such as real estate agents, brokers & real estate appraisers), Diversified Real Estate Activities (Companies engaged in a diverse spectrum of real estate activities including real estate development & sales, real estate management, or real estate services, but with no dominant business line), Real Estate Operating Companies (Companies engaged in operating real estate properties for the purpose of leasing & management) and Real Estate Development (Companies that develop real estate and sell the properties after development. Excludes companies classified in the Homebuilding sub-industry).

6.    Please expand the Fund’s “Principal Investment Strategies” disclosure to describe the factors, data and analyses considered in determining which investments have the “best forward total return potential based on relative valuation” and clarify what valuations are compared against (e.g., prior periods, other issuers, etc.).

Response: The Fund respectfully notes that it believes the current disclosure provides investors with sufficient information regarding the Fund’s investment strategies. However, in light of the staff’s comment, the Fund will revise the above referenced disclosure as follows:

The Fund will invest in those securities which the investment adviser determines to have the best forward total return potential based upon valuation relative to other potential investments and environmental, social and governance (“ESG”) considerations.

7.    Please clarify in the prospectus what is meant by “fundamental inflections,” as used in “Principal Investment Strategies.”

Response: The Fund will update the relevant disclosure under “Principal Investment Strategies” to clarify that fundamental inflections refer to changes in the fundamental outlook and trajectory of particular companies, sectors, countries, and regions.

8.    The disclosure under “Principal Investment Strategies” references the securities in the “investment universe.” Please define the investment universe.

Response: The investment universe for the Fund includes companies in the real estate industry and the other investments described in the “Principal Investment Strategies” section of the prospectus.

Calvert Management Series

April 21, 2022

9.    Please explain somewhere in the prospectus what timber REITs and tower REITs are.

Response: The Fund will add the following disclosure to the end of the first paragraph under “Investment Objective & Principal Policies and Risks—Real Estate Investments”:

The Fund may invest without limit in all types of REITs, including timber REITs, tower REITs and other REITs. Timber REITs invest in timber assets, including timberland and timber-related products and activities. Tower REITs primarily own and operate communications towers that host cellular network broadcast equipment for telecommunications network operators.

10.  Please add principal strategy disclosure corresponding to the “Principal Risks—Smaller and Mid-Sized Company Risk” disclosure.

Response: The Fund notes that it does not intend to specifically target small or mid-sized companies as part of its investment process. “Smaller and Mid-Sized Company Risk” is included in the Fund’s principal risks, however, because the Fund focuses on companies in the real estate industry and many real estate companies are small or mid-sized. In response to the staff’s comment, the Registrant will add disclosure to the end of the second paragraph in the “Principal Investment Strategies” section of the prospectus that states that the Fund may invest in companies of any size.

11.  In “ETF Risk” on page 4, there is a reference to other pooled investment vehicles. Please explain the reference to other pooled investment vehicles. If these will be principal strategies, please disclose.

Response: In response to this comment, the Fund will delete the last line of “ETF Risk.”

12.  In “Real Estate Risk” on page 4, there is a reference to fluctuations in interest rates. How sensitive are the Fund’s investments expected be to interest rate related risks? Consider providing additional disclosure if the Fund’s investments would be negatively impacted by interest rate increases.

Response: The Registrant has reviewed its risk disclosure and believes that because the Fund’s investments will not likely be exposed to any direct interest rate related risks, its current disclosure provides investors with sufficient information regarding interest related risks of real estate investments (see “Investment Objective & Principal Policies and Risks—Real Estate Investments”).

13.  Please state in the Principal Investment Strategies that the Fund is non-diversified.

Response: The Fund will add the following disclosure to the end of the first paragraph under “Principal Investment Strategies”:

The Fund is “non-diversified,” which means it may invest a greater percentage of its assets in the securities of a single issuer than a “diversified” fund.

14.  Under “Issuer Diversification” on page 10, the Filing notes that, as a non-diversified fund, the Fund “can invest more of its assets in a smaller number of issuers than diversified funds.” Approximately how many investments does the Fund anticipate holding on a regular basis? Will there be a focus on particular types of real estate or real estate markets?

Response: The Registrant respectfully declines to identify in the disclosure a specific number of investments that the Fund intends to hold as the Registrant anticipates that such number could evolve over time. The Fund will seek to provide diversified exposure within the real estate industry across geographic regions and property sectors.

15.  The Calvert Principles for Responsible Investment (the “Principles”), as set forth in Appendix A, states that “Calvert seeks to invest in issuers that balance the needs of financial and nonfinancial stakeholders . . .” Please clarify what is meant by nonfinancial stakeholders.

Calvert Management Series

April 21, 2022

Response: Nonfinancial stakeholders, as such term is used in the Principles, refers to those parties other than debt and equity stakeholders, including, for example, customers, employees, suppliers and impacted communities. In light of the staff’s comments regarding the Principles, the Registrant notes that it will consider further enhancements to its Principles disclosure language as part of the next annual update across the Calvert Fund Complex.

16.  The Principles provide that Calvert seeks to identify companies and other issuers that, among other things, “[m]itigate impact on all types of natural capital.” Please clarify what is meant by natural capital.

Response: Natural capital, as such term is used in the Principles, includes soil, air, water, and all living things. In light of the staff’s comments regarding the Principles, the Registrant notes that it will consider further enhancements to its Principles disclosure language as part of the next annual update across the Calvert Fund Complex.

17.  The Principles provide that, through the application of the Principles, Calvert would have no or limited exposure to issuers that “[h]ave significant and direct involvement in the manufacture of alcoholic beverages without taking significant steps to reduce the harmful impact of these products” or that “[h]ave significant and direct involvement in gambling or gaming operations without taking significant steps to reduce the harmful impact of these businesses.” Please clarify what would constitute significant steps to reduce the harmful impact of alcoholic beverages and gambling/gaming operations.

Response: A company’s ability to reduce the harmful impacts of alcoholic beverages or gambling would be demonstrated by the company’s ability to diversify away from, or have optionality beyond, such business lines. In light of the staff’s comments regarding the Principles, the Registrant notes that it will consider further enhancements to its Principles disclosure language as part of the next annual update across the Calvert Fund Complex.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8878.

Very truly yours,

/s/ Michael Keane

Michael Keane, Esq.

Vice President

Calvert Management Series

April 21, 2022

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may also pay commissions or other fees to their financial intermediary, which are not reflected below. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in Calvert mutual funds. Certain financial intermediaries also may offer variations in Fund sales charges to their customers as described in Appendix B – Financial Intermediary Sales Charge Variations in this Prospectus. More information about these and other discounts is available from your financial professional and under “Sales Charges” on page 19 of this Prospectus and page 18 of the Fund’s Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of net asset value at purchase or redemption)	None	1.00%	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(1)	0.23%	0.23%	0.23%	0.23%
Total Annual Fund Operating Expenses	1.23%	1.98%	0.98%	0.98%
Less Expense Reimbursement and Fee Reduction(2)	(0.03)%	(0.03)%	(0.03)%	(0.03)%
Net Annual Fund Operating Expenses	1.20%	1.95%	0.95%	0.95%
(1)	Based on estimates for the current fiscal year.
(2)	Calvert Research and Management (“CRM”) has agreed to reimburse the Fund’s expenses to the extent that Total Annual Fund Operating Expenses exceed 1.20% for Class A shares, 1.95% for Class C shares, 0.95% for Class I shares and 0.95% for Class R6 shares. This expense reimbursement will continue through April 30, 2024. Any amendment to or termination of this reimbursement would require approval of the Board of Trustees. The expense reimbursement relates to ordinary operating expenses only and does not include expenses such as: brokerage commissions, acquired fund fees and expenses of unaffiliated funds, borrowing costs (including borrowing costs of any acquired funds), taxes or litigation expenses. Amounts reimbursed may be recouped by CRM during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that the operating expenses remain the same and that any expense reimbursement arrangement remains in place for the contractual period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Expenses with Redemption		Expenses without Redemption
	1 Year	3 Years	1 Year	3 Years
Class A shares	$641	$892	$641	$892
Class C shares	$298	$618	$198	$618
Class I shares	$97	$309	$97	$309
Class R6 shares	$97	$309	$97	$309